UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

K&F Industries Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

482241 10 6

(CUSIP Number)

Ronald H. Kisner, K&F Industries Holdings, Inc., 50 Main Street, White Plains, New York  10606, 914-448-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482241106

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Aurora Equity Partners II L.P., a Delaware limited partnership (I.R.S. #95-4678476), together with its general partner Aurora Capital Partners II L.P., a Delaware limited partnership (I.R.S. #95-4678477), together with its general partner Aurora Advisors II LLC, a Delaware limited liability company (I.R.S. #95-4678475)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Aurora Overseas Equity Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Capital Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Advisors II, LDC, a Cayman Islands exempt limited duration company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Aurora Equity Partners III L.P., a Delaware limited partnership (I.R.S. #43-2058135), together with its general partner Aurora Capital Partners III L.P. (I.R.S. #43-2058134), a Delaware limited partnership, together with its general partner Aurora Advisors III LLC, a Delaware limited liability company (I.R.S. # 43-2058133)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Aurora Overseas Equity Partners III, L.P., a Cayman Islands general partnership, together with its general partner Aurora Overseas Capital Partners III, L.P., a Cayman Islands general partnership, together with its general partner Aurora Overseas Advisors III, LDC, a Cayman Islands exempt limited duration company.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K&F Equity Partners, L.P. (I.R.S. #20-2465183)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John T. Mapes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of K&F Industries Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 50 Main Street, White Plains, New York  10606.

Item 2.	Identity and Background
This Schedule 13D is being filed by:

1)              Aurora Equity Partners II L.P. (“AEPII”), is a Delaware limited partnership whose principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPII is ACPII (defined below), whose general partner is AAII (defined below).

2)              Aurora Capital Partners II L.P. (“ACPII”), is a Delaware limited partnership whose principal business is that of general partner of AEPII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The managing director of ACPII is AAII. The limited partners of ACPII are Messrs. Richard R. Crowell (“Crowell”), Gerald L. Parsky (“Parsky”), John T. Mapes (“Mapes”), Richard K. Roeder (“Roeder”) and Mark C. Hardy (“Hardy”).

3)              Aurora Advisors II LLC (“AAII”), is a Delaware limited liability company whose principal business is that of general partner of ACPII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Parsky is the sole manager and voting member of AAII.

4)              Aurora Overseas Equity Partners II, L.P. (“AOEPII”), is a Cayman Islands exempted limited partnership whose principal business is that of a private investment partnership located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOEPII is AOCPII (defined below), whose general partner is AOAII (defined below).

5)              Aurora Overseas Capital Partners II, L.P. (“AOCPII”), is a Cayman Islands exempted limited partnership whose principal business is that of general partner of AOEPII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOCPII is AOAII (defined below), and the limited partner of AOCPII is ACPII.

6)              Aurora Overseas Advisors II, LDC (“AOAII”), is a Cayman Islands exempted limited duration company whose principal business is that of general partner of AOCPII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Cayman Islands, B.W.I. Roeder is the sole manager of AOAII. The shareholders of AOAII are AAII and Aurora Advisors Inc. For information with respect to the identity and principal occupation of each executive officer of Aurora Advisors Inc. (“AAI”), see Schedule A attached hereto and incorporated by reference herein.

7)              Aurora Equity Partners III L.P. (“AEPIII”), is a Delaware limited partnership whose principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPIII is ACPIII (defined below), whose general partner is AAIII (defined below).

8)              Aurora Capital Partners III L.P. (“ACPIII”), is a Delaware limited partnership whose principal business is that of general partner of AEPIII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of ACPIII is AAIII. The managing directors of ACPIII are Crowell, Parsky, Mapes, Roeder, Hardy, Mark Rosenbaum and William Coughlin.

9)              Aurora Advisors III LLC (“AAIII”), is a Delaware limited liability company whose principal business is that of general partner of ACPIII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Mapes and Parsky are the managers and voting members of AAIII.

10)        Aurora Overseas Equity Partners III, L.P. (“AOEPIII”), is a Cayman Islands exempted limited partnership whose principal business is that of a private investment partnership located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. AEPII, AOEPII, AEPIII and AOEPIII are hereinafter referred to as the “Aurora Partnerships.” The general partner of AOEPIII is AOCPIII (defined below), whose general partner is AOAIII (defined below).

11)        Aurora Overseas Capital Partners III, L.P. (“AOCPIII”), is a Cayman Islands exempted limited partnership whose principal business is that of general partner of AOEPIII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman,

Cayman Islands, B.W.I. The general partner of AOCPIII is AOAIII, and the limited partner of AOCPIII is ACPIII.

12)        Aurora Overseas Advisors III, LDC (“AOAIII”), is a Cayman Islands exempted limited duration company whose principal business is that of general partner of AOCPIII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Cayman, Cayman Islands, B.W.I. Mapes is the sole manager of AOAIII. The sole shareholders of AOAIII are AAII and AAIII.

13)        K&F Equity Partners, L.P. (“KFE”), is a Delaware limited partnership whose principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of KFE is AAIII.

14)        Gerald L. Parsky (“Parsky”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Parsky in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

15)        John T. Mapes (“Mapes”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Mapes, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

Each of the above individuals and entities enumerated in items 1-15 are collectively referred to herein as the “Reporting Persons.”  Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule A are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the securities reflected herein using working capital and/or available cash.
Item 4.	Purpose of Transaction

On March 5, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Meggitt-USA, Inc., a Delaware corporation (“Purchaser”), and Ferndown Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”).  Pursuant to the Merger Agreement, upon the filing of an effective certificate of merger with the Secretary of the State of Delaware (“Effective Time”), (i) Merger Sub would merge (the “Merger”) with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Purchaser; (ii) each share of Common Stock issued and outstanding immediately prior to the Effective Time would be cancelled and converted into the right to receive, without interest, $27.00 in cash (the “Per Share Consideration”); and (iii) each option granted under the Company’s Compensation and Benefit Plans that was outstanding and unexercised as of the Effective Time (whether vested or unvested) would be cancelled and converted into the right to receive in cash the excess, if any, of $27.00 over the exercise price per share previously subject to such option, less any required withholding taxes.  This summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as an exhibit hereto and incorporated by reference.

On the morning of June 22, 2007, Merger Sub was merged with and into Issuer and the Effective Time occurred.  In accordance with the terms of the Merger Agreement, each share of Common Stock and option held by the Reporting Persons was cancelled and converted into the right to receive $27.00 in cash.  As a result, as of the Effective Time, the Reporting Persons ceased to hold any shares of Common Stock or options of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Interests of Reporting Persons and Others:

(1)          AEPII beneficially owns 0 shares of Common Stock of the Issuer and has neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.  Similarly, ACPII and AAII beneficially own 0 shares of Common Stock of the Issuer and have neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.

(2)          AOEPII beneficially owns 0 shares of Common Stock of the Issuer and has neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.  Similarly, AOCPII and AOAII beneficially own 0 shares of Common Stock of the Issuer and have neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.

(3)          AEPIII beneficially owns 0 shares of Common Stock of the Issuer and has neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.  Similarly, ACPIII and AAIII beneficially own 0 shares of Common Stock of the Issuer and have neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.

(4)          AOEPIII beneficially owns 0 shares of Common Stock of the Issuer and has neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.  Similarly, AOCPIII and AOAIII beneficially own 0 shares of Common Stock of the Issuer and have neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.

(5)          K&F Equity Partners, L.P. beneficially owns 0 shares of Common Stock of the Issuer and has neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.

(6)          Parsky beneficially owns 0 shares of Common Stock of the Issuer and has neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.

(7)          Mapes beneficially owns 0 shares of Common Stock of the Issuer and has neither sole nor shared voting or dispositive power over any shares of Common Stock of the Issuer.

(c)  No transactions were made by any other Reporting Person with respect to the Common Stock in the last 60 days, other than as described above.

(d)  At the Effective Time, the distributions, and proceeds from the cancellation and conversion of the shares of Common Stock held by AEPIII, AOEPIII, AEPII, AOEPII and KFE immediately prior to the Effective Time were distributed in accordance with the respective limited partnership agreements, and such distributions were made with respect to the general and limited partnership interests in such limited partnerships.

(e)  The Reporting Persons ceased to be the beneficial owners of more than five (5) percent of the Common Stock of the Issuer at the Effective Time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

At the Effective Time, all contracts, arrangements, understanding and relationships with respect to the securities of the Issuer other than the Merger Agreement terminated.  Therefore, the following agreements which were described in the Statement on Schedule 13D filed by the Reporting Persons on August 8, 2005 as amended by that Amendment No. 1 filed on September 21, 2005 and that Amendment No. 2 filed on March 20, 2007 terminated at the Effective Time: (i) Stockholders Agreements by and among the Issuer, Purchaser and the stockholder signatories thereto, dated as of March 5, 2007; (ii) Securityholders Agreement, among the Issuer and certain of its stockholders, dated as of November 18, 2004, as amended by the First Amendment dated as of December 27, 2004 and as further amended by the Second Amendment dated as of April 27, 2005; and (iii) the Amended and Restated Management Services Agreement by and among the Issuer, its wholly-owned indirect subsidiary, K&F Industries, Inc., and Aurora Management Partners LLC, an affiliate of the Aurora Partnerships, dated as of August 12, 2005.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Securityholders Agreement, dated as of November 18, 2004, among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.21 to the Issuer’s Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

Exhibit 2

Amendment No. 1, dated as of December 27, 2004, to Securityholders Agreement among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

Exhibit 3

Amendment No. 2, dated as of April 27, 2005, to Securityholders Agreement among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.25 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125117), filed with the Commission on May 20, 2005.

Exhibit 4

Amended and Restated Management Services Agreement, dated as of August 12, 2005, by and among K&F Industries Holdings, Inc., K&F Industries, Inc., and Aurora Capital Partners L.P., incorporated herein by reference to Exhibit 10.2 to the Current Report Form 8-K filed with the Commission on August 12, 2005.

Exhibit 5

Joint Filing Agreement by and among AEPII, AOEPII, AEPIII, AOEPIII, ACPII, AOCPII, ACPIII, AOCPIII, AAII, AOAII, AAIII, AOAIII, KFE, Crowell, Parsky and Mapes, dated August 18, 2005, incorporated herein by reference to Exhibit 5 to the Issuer’s Schedule 13D filed with the Commission on August 18, 2005.

Exhibit 6

Agreement and Plan of Merger, dated as of March 5, 2007, by and among K&F Industries Holdings, Inc., Ferndown Acquisition Corp. and Meggitt -USA, Inc., incorporated herein by reference to Exhibit 2.1 to the  Issuer’ Current Report on Form 8-K filed with the Commission on March 6, 2007.

Exhibit 7

Guaranty and Undertakings Agreement, dated as of March 5, 2007, by and among Meggitt  PLC and K&F Industries Holdings, Inc., incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 6, 2007.

Exhibit 8

Stockholders Agreements by and among the Issuer, Purchaser and the stockholder signatories thereto, incorporated herein by reference to Exhibit 10.2 to the Issuer’ Current Report on Form 8-K filed with the Commission on March 6, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS II L.P.

By:	Aurora Capital Partners II L.P.,
its general partner

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS EQUITY PARTNERS II, L.P.

By:	Aurora Overseas Capital Partners II L.P.,
its general partner

By:	Aurora Overseas Advisors II, LDC,
its general partner

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Vice President and Secretary

AURORA EQUITY PARTNERS III L.P.

By:	Aurora Capital Partners III L.P.,
its general partner

By:	Aurora Advisors III LLC,
its general partner

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Secretary

AURORA OVERSEAS EQUITY PARTNERS III, L.P.

By:	Aurora Overseas Capital Partners III L.P.,
its general partner

By:	Aurora Overseas Advisors III, LDC,
its general partner

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Secretary

AURORA CAPITAL PARTNERS II L.P.

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS CAPITAL PARTNERS II L.P.

By:	Aurora Overseas Advisors II, LDC
its general partner

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Vice President and Secretary

AURORA CAPITAL PARTNERS III L.P.

By:	Aurora Advisors III LLC,
its general partner
July 16, 2007
By:	/s/ Richard K. Roeder
Richard K. Roeder, Secretary

AURORA OVERSEAS CAPITAL PARTNERS III L.P.

By:	Aurora Overseas Advisors III, LDC
its general partner

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Secretary

AURORA ADVISORS II LLC

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS ADVISORS II, LDC

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Vice President and Secretary

AURORA ADVISORS III LLC

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Secretary

AURORA OVERSEAS ADVISORS III, LDC

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Secretary

K&F EQUITY PARTNERS, L.P.

By:	Aurora Advisors III LLC,
its general partner

By:	/s/ Richard K. Roeder	July 16, 2007
Richard K. Roeder, Secretary

	/s/ Gerald L. Parsky	July 16, 2007
GERALD L. PARSKY

	/s/ John T. Mapes	July 16, 2007
JOHN T. MAPES

SCHEDULE A

AURORA ADVISORS INC. EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the persons listed below is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

OFFICERS	POSITION(S)

Gerald L. Parsky	Chairman of the Board

Richard K. Roeder	Vice President and Assistant Secretary and Director

Frederick J. Elsea, III	Chief Financial Officer